FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2019

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 17 December, 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 17 December 2019
Unilever Sales Update

Exhibit 99

UNILEVER SALES UPDATE

London / Rotterdam 17 December 2019. Unilever today announces that it expects underlying sales growth for 2019 to be slightly below its guidance of the lower half of its 3-5% multi-year range.

This is a result of challenges in the quarter in some markets, including the economic slowdown in South Asia, one of Unilever's largest markets, and trading conditions in West Africa remaining difficult.  The trading environment in developed markets continues to be challenging and while there are early signs of improving performance in North America, a full recovery there will take time.

Earnings, margin and cash are not expected to be impacted.

Alan Jope, Chief Executive Officer: "Due to challenges in certain markets, we expect a slight miss to our full year underlying sales growth delivery.

"Looking ahead to 2020, growth will be second-half weighted.  While we expect improvement in H1 2020 versus this quarter, we expect that first half growth will be below 3%. Our full year underlying sales growth is expected to be in the lower half of the multi-year range.

"Growth remains our top priority and we are confident we have the right strategy and investment in place to step up our performance."

ENDS
There will be a conference call held at 8am GMT on Tuesday 17th 2019:
UK Freefone: 0800 389 7473 / UK Direct: 01296 480 180
International direct: +44 1296 480 180
Global access numbers: http://www.btconferencing.com/globalaccess/?bid=54_automated
Passcode: 661 502#

A replay will be available shortly after the call has finished:
UK Freefone: 0800 032 9687 / UK Direct: 0207 136 9233
Replay global access: http://www.conferencingsupport.com/globalaccess/?bid=00&itfn=1&ddi=1&ref
Passcode: 22130004

Investor enquiries
+44 20 7822 6830
investor.relations@unilever.com

Media enquiries
(UK) Lucila Zambrano +44 7825 273767 / lucila.zambrano@unilever.com
(UK) Jonathan Sibun +44 7779 999683 / JSibun@tulchangroup.com

(NL) Fleur van Bruggen +31 615 008293 / fleur-van.bruggen@unilever.com
(NL) Els de Bruin +31 10 217 4844 / els-de.bruin@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 155,000 employees and generated sales of €51 billion in 2018. Over half (60%) of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:
●  Helping more than a billion people take action to improve their health and well-being by 2020.
●  Halving the environmental impact of our products by 2030.
●  Enhancing the livelihoods of millions of people by 2020.

The USLP creates value by driving growth and trust, eliminating costs and reducing risks. In 2018, the company's Sustainable Living Brands grew 69% faster than the rest of the business, compared to 46% in 2017.

Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2019 as a leader in the Dow Jones Sustainability Index, and as the top ranked company in the GlobeScan/SustainAbility Global Corporate Sustainability Leaders survey, since 2011.

For more information about Unilever and its brands, please visit www.unilever.com.
For more information on the USLP: www.unilever.com/sustainable-living/

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever's business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.